News Release

Burcon Reports Fiscal 2022 Second Quarter Results

Vancouver, British Columbia, November 15, 2021 - Burcon NutraScience Corporation ("Burcon or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of plant-based proteins for foods and beverages, reported results for the fiscal second quarter ended September 30, 2021.

Operational highlights for the second quarter ended September 30, 2021:

During the quarter, Burcon:

  recorded a 76% quarter-over-quarter increase in royalty revenues from its licensee, Merit Functional Foods Corporation ("Merit");
  advanced the due diligence process and negotiations with a number of potential strategic partners on opportunities to commercialize Burcon's innovative plant-based protein technologies through one or more joint ventures and/or collaboration agreements;
  worked with a third-party engineering firm to identify and plan the build-out of a suitable location in Winnipeg for a new and expanded innovation centre;
  announced the appointment of Peter H. Kappel as chairman of Burcon's board of directors announced the appointments of Jeanne McCaherty and Alfred Lau to Burcon's board of directors; and
  received three patents covering the company's novel process for the extraction and purification of soy and non-soy oilseed protein ingredients and the high-purity proteins produced therefrom. The company's IP portfolio now consists of 299 issued patents in various countries, with 73 in the U.S., as well as more than 210 active patent applications, including 34 in the U.S.

During the quarter, Merit Foods:

  significantly advanced the commissioning of its state-of-the-art pea protein and canola protein production facility in Winnipeg, Manitoba;
  increased production of its best-in-class lineup of pea and canola protein ingredients;
  increased commercial sales of its pea and canola protein ingredients.
  worked with a number of consumer packaged goods ("CPG") companies to develop innovative plant-based food and beverage formulations incorporating Merit's pea and canola proteins, some of which are already available on store shelves; and
  continued to expand its sales funnel through an aggressive sales outreach program as a plant-based protein ingredient solutions provider

Management Commentary

"During Burcon's fiscal 2022 second quarter, our team worked diligently to support our JV, Merit Functional Foods, in the commissioning of its state-of-the-art plant-based protein production facility," said Johann F. Tergesen, Burcon's president and chief executive officer, "Merit took significant steps toward optimizing its facility, where it is producing, under license from Burcon, its best-in-class lineup of pea protein and canola protein ingredients.  Production capability at Merit's facility has been improving by the week as commissioning challenges associated with the implementation of Burcon's processing technologies have been resolved one by one.  We are encouraged by the accomplishments of Merit's operations team during this past quarter, which is on-track to meet optimization targets."

"Merit's protein sales increased by 76% during the quarter as compared to the previous quarter, when Merit first began fulfilling commercial sales orders for its best-in-class pea and canola protein ingredients.  Merit has been working with and supporting numerous CPG companies targeting solutions that incorporate Merit's novel pea and canola protein ingredients into new or reformulated food and beverage products.  Merit's pea and canola proteins offer unparalleled taste, texture and purity, and we are encouraged by the growing interest from CPG companies for Merit's proteins."

"During the quarter, we continued to progress discussions with a number of interested parties for additional partnership opportunities.  Those discussions include potential new joint ventures and production facilities. We have also continued to work with a third-party engineering firm to assist us in planning and designing a new and expanded technology and innovation center. We are in the process of identifying and shortlisting possible suitable locations for Burcon's new innovation centre. Not only will the new innovation centre provide the commercial production capability to serve as a very small-scale commercial production plant, but would also provide Burcon with additional R&D bandwidth to pursue additional research opportunities in the future."

"We've added three patents in various countries covering our novel extraction processes for producing high-quality protein ingredients from soy and non-soy oilseed starting materials. Burcon continues to bolster its intellectual property portfolio which now consists of a total of 299 granted patents worldwide."

"We were pleased to announce the appointment of Peter H. Kappel as chairman of Burcon's board of directors.  Mr. Kappel was appointed as a director of Burcon in January 2016 and has been instrumental in Burcon's latest developments. We were also pleased to announce that Jeanne McCaherty and Alfred Lau have joined our board of directors.  Ms. McCaherty brings a wealth of knowledge of the global food ingredients industry to the Burcon board and has immediately added value to Burcon's board and management team. Mr. Lau brings extensive financial and business experience to Burcon's board. We look forward to the support from Ms. McCaherty, Mr. Lau and the rest of the board as Burcon transitions to a revenue-generating company and secures additional strategic partnerships for its innovative protein technologies that can sustainably play a role in the growing plant-based food revolution."

Financial Results (in Canadian dollars)

Royalty revenues from Merit totaled $32,000 in the second quarter, as compared to $18,000 in the previous quarter.  The nominal royalty amounts reflect Merit's commissioning process during the period towards full production capacity.

Second quarter loss totaled $1.4 million or $0.01 per basic and diluted share.  This compares to income of $4.4 million or $0.04 per basic and diluted share in the same year-ago quarter.  Following the investment by Bunge Limited into Merit during the second quarter of fiscal 2021, Burcon recorded a dilution gain of $6.4 million.

Merit continued to fulfil commercial sales orders of pea and canola protein products during this quarter, and Burcon recorded its royalty revenue of $32,000 from Merit, with an increase of 76% over the first quarter.  Merit recorded sales revenues of $1.6 million during the quarter, representing sales of pea and canola protein products, as well as sales of commodity items and by-products.

Burcon recorded $159,000 as its share of loss in Merit Foods for the second quarter of fiscal 2022, as compared to $949,000 in the same year-ago quarter.  Included in the share of Merit Foods' loss is a recovery of $656,000 to correct a deferred income tax adjustment related to the first quarter of fiscal 2022.  After taking into account this adjustment, Burcon's share of Merit Foods' loss is not significantly different from that in the same year-ago quarter.  Merit Foods' loss reflects its stage of development as it continued to commission and optimize the flex production facility.

Gross research and development expenses totaled $723,000 for the three months ended September 30, 2021, as compared to $614,000 in the same year-ago quarter.  The increase in R&D expenses is due mainly to higher stock-based compensation expense, salary increases and staff additions.  The Company began deferring canola and pea development expenses from the second quarter of fiscal 2020.  During the current quarter, Burcon allocated $484,000 of R&D costs to deferred development costs.

Gross intellectual property expenses decreased by $161,000 for the second quarter of 2022, as compared to the same year-ago quarter, due mainly to decreased activity levels and lower maintenance fees for the canola and pea patent portfolios.  During fiscal 2022 second quarter, Burcon allocated $172,000 of IP expenses to deferred costs.

General and administrative expenses increased by $100,000 for the current fiscal quarter as compared to the same year-ago quarter.  The increase is due mainly to higher stock-based compensation expense,  investor relations, insurance expenses and staff additions, offset by lower professional fees.

At September 30, 2021, cash balances totaled $10.9 million compared to $14.0 million at March 31, 2021.  Management believes it has sufficient resources to fund its expected level of operations and working capital requirements to May 2023.  This estimate does not take into account potential proceeds from outstanding convertible securities or royalty revenues from its license agreement.

Conference Call Details

Burcon will hold an investor conference call and webcast on Monday, November 15, 2021 at 5:00pm ET.

A link to the webcast of the conference call will be available on Burcon's website under "Presentations" or directly here.  The webcast will also be archived for future playback.

Investors interested in participating in the live call can dial in using the details below:

Date: Monday November 15, 2021

Time: 5:00 p.m. Eastern time (2:00 p.m. Pacific time)

Toll-free dial-in (North America): 1-855-327-6837

Dial-in (toll/international): 1-631-891-4304

Conference ID: 10016867

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins for foods and beverages. With over two decades of experience formulating high-purity proteins that have superior functionality, taste and nutrition, Burcon has amassed an extensive patent portfolio covering its novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed, among other plant sources. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has since built a state-of-the-art protein production facility in Manitoba, Canada that is producing, under license from Burcon, best-in-class pea and canola proteins for the food and beverage industries. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations adverse general economic, market or business conditions; regulatory changes; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2021 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Manager, Business Development and IRO

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM

Burcon NutraScience Corporation
Consolidated Balance Sheets
As at September 30, 2021 and March 31, 2021
Unaudited
(in Canadian dollars)

	September 30,	March 31,
	2021	2021
	$	$
Assets
Current assets
Cash and cash equivalents	10,880,708	13,972,659
Amounts receivable	278,777	338,715
Inventory	-	132,473
Prepaid expenses	277,309	154,757
	11,436,794	14,598,604

Property and equipment	970,356	1,005,760
Deferred development costs	5,507,214	4,463,748
Investment in and loan to Merit Functional Foods Corporation	14,661,404	16,401,703
Goodwill	1,254,930	1,254,930

	33,830,698	37,724,745

Liabilities
Current liabilities
Accounts payable and accrued liabilities	844,660	1,418,049
Lease liability	8,974	28,431
	853,634	1,446,480

Lease liability	67,652	5,266

	921,286	1,451,746

Shareholders' Equity
Capital stock	114,483,571	114,106,836
Contributed surplus	14,240,360	14,058,654
Options	7,154,616	6,490,537
Warrants	543,861	594,621
Deficit	(103,512,996)	(98,977,649)

	32,909,412	36,272,999

	33,830,698	37,724,745

Burcon NutraScience Corporation
Consolidated Statements of Operations and Comprehensive (Loss) Income
Three and six months ended September 30, 2021 and 2020
Unaudited
(in Canadian dollars)

		Three months ended		Six months ended
		September 30		September 30
	2021	2020	2021	2020
	$	$	$	$
Revenue
Royalty income	31,660	131	49,625	8,646

Expenses
Research and development	238,412	50,753	680,196	151,243
Intellectual property	182,237	173,444	341,022	312,219
General and administrative	926,669	827,124	1,939,409	1,484,072
	1,347,318	1,051,321	2,960,627	1,947,534

Loss from operations	(1,315,658)	(1,051,190)	(2,911,002)	(1,938,888)

Interest and other income	104,654	219,109	213,021	368,670

Management fee income	24,645	54,232	86,473	163,547

Gain on dilution of investment in Merit Functional Foods Corporation	-	6,384,942	-	6,384,942

Share of loss in Merit Functional Foods Corporation	(158,933)	(948,972)	(1,907,030)	(1,331,148)

Interest expense	(9,390)	(280,206)	(16,841)	(668,229)

Other	1,157	(632)	32	(2,311)

(Loss) income and comprehensive (loss) income for the period	(1,353,525)	4,377,283	(4,535,347)	2,976,583

Basic and diluted (loss) income per share	(0.01)	0.04	(0.04)	0.03